UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

Magma Design Automation, Inc.

(Name of Subject Company (Issuer))

Magma Design Automation, Inc.

(Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $.0001 Per Share

(Title of Class of Securities)

559181102

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Beth Roemer, Esq.

Vice President, General Counsel and Secretary

Magma Design Automation, Inc.

5460 Bayfront Plaza

Santa Clara, California 95054

(408) 565-7500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Horace L. Nash, Esq.

Fenwick & West LLP

801 California St.

Mountain View, CA 94041

Telephone: (650) 335-7970

Facsimile: (650) 938-5200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Explanatory Note

On May 17, 2005, Magma Design Automation, Inc. (“Magma”) filed with the Securities and Exchange Commission a letter to stockholders, Notice of Special Meeting of Stockholders and a Definitive Proxy Statement on Schedule 14A (collectively the “Definitive Proxy Materials”) in connection with a Special Meeting of Stockholders at which the Company’s stockholders will vote on a proposal to approve a Stock Option Exchange Program described in the Definitive Proxy Materials. The Definitive Proxy Materials are attached as Exhibit 99.1 hereto.

PLEASE NOTE: Neither the above information nor the Definitive Proxy Materials constitute an offer to holders of Magma stock options to exchange their options pursuant to the Stock Option Exchange Program. If the Program is approved by stockholders, Magma will provide eligible employees with written materials explaining the full terms and conditions of the Program, and will also file these materials with the Securities and Exchange Commission. When these materials become available, employees eligible for the Program should read them carefully because they will contain important information. Once the materials are filed with the Securities and Exchange Commission, they will be available free of charge at www.sec.gov and on Magma’s investor relations website at http://investor.magma-da.com/home.cfm and by contacting Magma’s Investor Relations department at 5460 Bayfront Plaza, Santa Clara, CA 95054-3600.

Exhibit Index

Exhibit No.
99.1	Letter to stockholders, Notice of Special Meeting of Stockholders and Definitive Proxy Statement filed on Schedule 14A with the Securities and Exchange Commission on May 17, 2005.